EXHIBIT 99.2

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Liminal BioSciences Inc.
440 Armand-Frappier Blvd., Suite 300
Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2 -	Date of Material Change

July 22, 2020

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on July 22, 2020 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Liminal Biosciences to Voluntarily Delist from the Toronto Stock Exchange.

Item 5 -	Full Description of Material Change

Liminal BioSciences Inc. (“Liminal BioSciences” or the “Company”) announced that it has applied for a voluntarily delisting of its common shares (“Common Shares”) from the Toronto Stock Exchange (“TSX”) in Canada. Subject to such application being accepted by the TSX, it is expected that the Common Shares will be delisted from the TSX effective as of the close of trading on August 5, 2020.

Since the Company’s Common Shares started trading on the Nasdaq Global Market (“NASDAQ”) in the fourth quarter of 2019, the vast majority of active daily trading has shifted from the TSX to NASDAQ. After conducting a thorough evaluation of its dual listing, considering such factors as overall liquidity, costs, regulatory compliance and complexity, the Company believes that the financial and administrative costs associated with maintaining a dual listing are no longer justified.

Liminal BioSciences’ Common Shares will continue to be listed and trade on NASDAQ under the symbol “LMNL”. The delisting from the TSX is not expected to have any impact on the Company’s ongoing operations. Shareholders holding shares in Canadian brokerage accounts are encouraged to contact their brokers to verify how to trade their shares on NASDAQ in the future.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 -	Omitted Information

Not applicable.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9 -	Date of Report

July 22, 2020